No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF AUGUST 2019

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

On August 2, 2019, Honda Motor Co., Ltd. (the “Company”) announced its consolidated financial results for the fiscal first quarter ended June 30, 2019.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA (HONDA MOTOR CO., LTD.)

/s/ Masao Kawaguchi
Masao Kawaguchi
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: August 6, 2019

August 2, 2019

HONDA MOTOR CO., LTD. REPORTS

CONSOLIDATED FINANCIAL RESULTS

FOR THE FISCAL FIRST QUARTER

ENDED JUNE 30, 2019

Tokyo, August 2, 2019 — Honda Motor Co., Ltd. today announced its consolidated financial results for the fiscal first quarter ended June 30, 2019.

First Quarter Results

Honda’s consolidated sales revenue for the three months ended June 30, 2019 decreased by 0.7%, to JPY 3,996.2 billion from the same period last year, due mainly to decreased sales revenue in Automobile business, Motorcycle business, Life creation and other businesses operations as well as negative foreign currency effects, which was partially offset by increased sales revenue in Financial services business operations. Operating profit decreased by 15.7%, to JPY 252.4 billion from the same period last year, due mainly to increased selling, general and administrative expenses, a decrease in profit attributable to decreased sales revenue and model mix as well as negative foreign currency effects, which was partially offset by continuing cost reduction. Profit before income taxes decreased by 19.1%, to JPY 289.8 billion from the same period last year. Profit for the period attributable to owners of the parent decreased by 29.5%, to JPY 172.3 billion from the same period last year.

Earnings per share attributable to owners of the parent for the quarter amounted to JPY 97.92, a decrease of JPY 39.83 from the corresponding period last year. One Honda American Depository Share represents one common share.

Consolidated Statements of Financial Position for the Fiscal First Quarter Ended June 30, 2019

Total assets decreased by JPY 112.4 billion, to JPY 20,306.7 billion from March 31, 2019, mainly due to foreign currency translation effects, despite an increase in Property, plant and equipment which includes right-of-use assets through the adoption of IFRS 16. Total liabilities decreased by JPY 58.2 billion, to JPY 11,795.0 billion from March 31, 2019, mainly due to decreased Trade payables and foreign currency translation effects, despite an increase in Other financial liabilities which includes lease liabilities through the adoption of IFRS 16. Total equity decreased by JPY 54.1 billion, to JPY 8,511.6 billion from March 31, 2019 due mainly to foreign currency translation effects, despite an increase in Retained earnings attributable to Profit for the period.

Consolidated Statements of Cash Flows for the Fiscal First Quarter Ended June 30, 2019

Consolidated cash and cash equivalents on June 30, 2019 decreased by JPY 102.9 billion from March 31, 2019, to JPY 2,391.1 billion. The reasons for the increases or decreases for each cash flow activity, when compared with the same period last year, are as follows:

Net cash provided by operating activities amounted to JPY 195.5 billion of cash inflows. Cash inflows from operating activities decreased by JPY 18.8 billion from the same period last year, due mainly to increased payments for parts and raw materials, which was partially offset by decreased payment of income taxes.

Net cash used in investing activities amounted to JPY 168.1 billion of cash outflows. Cash outflows from investing activities decreased by JPY 75.8 billion from the same period last year, due mainly to decreased payments for acquisitions of other financial assets, which was partially offset by a decrease in proceeds from sales and redemptions of other financial assets.

Net cash used in financing activities amounted to JPY 83.8 billion of cash outflows. Cash outflows from financing activities increased by JPY 23.4 billion from the same period last year, due mainly to an increase in repayments of financing liabilities, which was partially offset by an increase in proceeds from financing liabilities.

Forecasts for the Fiscal Year Ending March 31, 2020

In regard to the forecasts of the financial results for the fiscal year ending March 31, 2020, Honda projects consolidated results to be as shown below:

Fiscal year ending March 31, 2020

	Yen (billions)	Changes from FY 2019
Sales revenue	15,650.0	- 1.5%
Operating profit	770.0	+ 6.0%
Profit before income taxes	995.0	+ 1.6%
Profit for the year	710.0	+ 5.0%
Profit for the year attributable to owners of the parent	645.0	+ 5.7%

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	366.57

Note: The forecasts are based on the assumption that the average exchange rates for the Japanese yen to the U.S. dollar will be JPY 110 for the full year ending March 31, 2020.

The reasons for the increases or decreases in the forecasts of the operating profit, and profit before income taxes for the fiscal year ending March 31, 2020 from the previous year are as follows.

Yen (billions)
Revenue, model mix, etc.	- 103.4
Cost reduction, the effect of raw material cost fluctuations, etc.	+ 118.0
SG&A expenses	+ 28.0
R&D expenses	- 7.0
Currency effect	- 50.0
The impact to Europe related to changes of the global automobile production network and capability*	+ 58.0

Operating profit compared with fiscal year ended March 31, 2019	+ 43.6

Share of profit of investments accounted for using the equity method	- 8.8
Finance income and finance costs	- 19.1

Profit before income taxes compared with fiscal year ended March 31, 2019	+ 15.6

* The impact to Europe related to changes of the global automobile production network and capability in FY2019 was JPY 68.0 billion and the forecast for the FY2020 is JPY 10.0 billion

Dividend per Share of Common Stock

Fiscal first quarter dividend is JPY 28 per share of common stock. The total expected annual dividend per share of common stock for the fiscal year ending March 31, 2020, is JPY 112 per share.

This announcement contains “forward-looking statements” as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such statements are based on management’s assumptions and beliefs taking into account information currently available to it. Therefore, please be advised that the actual results of the Company could differ materially from those described in these forward-looking statements as a result of numerous factors, including general economic conditions in the principal markets of the Company, its consolidated subsidiaries and its affiliates accounted for by the equity-method, and fluctuation of foreign exchange rates, as well as other factors detailed from time to time. The various factors for increases and decreases in profit have been classified in accordance with a method that Honda considers reasonable.

[1] Condensed Consolidated Statements of Financial Position

	Yen (millions)
	Mar. 31, 2019	Jun. 30, 2019
Assets
Current assets:
Cash and cash equivalents	2,494,121	2,391,188
Trade receivables	793,245	771,359
Receivables from financial services	1,951,633	1,892,869
Other financial assets	163,274	151,895
Inventories	1,586,787	1,559,036
Other current assets	358,234	350,061

Total current assets	7,347,294	7,116,408

Non-current assets:
Investments accounted for using the equity method	713,039	736,942
Receivables from financial services	3,453,617	3,385,135
Other financial assets	417,149	432,848
Equipment on operating leases	4,448,849	4,408,620
Property, plant and equipment	2,981,840	3,132,937
Intangible assets	744,368	754,026
Deferred tax assets	150,318	149,801
Other non-current assets	162,648	189,985

Total non-current assets	13,071,828	13,190,294

Total assets	20,419,122	20,306,702

Liabilities and Equity
Current liabilities:
Trade payables	1,184,882	1,054,752
Financing liabilities	3,188,782	3,001,424
Accrued expenses	476,300	442,990
Other financial liabilities	132,910	188,300
Income taxes payable	49,726	57,503
Provisions	348,763	311,324
Other current liabilities	599,761	572,437

Total current liabilities	5,981,124	5,628,730

Non-current liabilities:
Financing liabilities	4,142,338	4,171,839
Other financial liabilities	63,689	301,018
Retirement benefit liabilities	398,803	407,055
Provisions	220,745	231,858
Deferred tax liabilities	727,411	732,074
Other non-current liabilities	319,222	322,469

Total non-current liabilities	5,872,208	6,166,313

Total liabilities	11,853,332	11,795,043

Equity:
Common stock	86,067	86,067
Capital surplus	171,460	171,538
Treasury stock	(177,827)	(177,751)
Retained earnings	7,973,637	8,096,826
Other components of equity	214,383	70,360

Equity attributable to owners of the parent	8,267,720	8,247,040
Non-controlling interests	298,070	264,619

Total equity	8,565,790	8,511,659

Total liabilities and equity	20,419,122	20,306,702

[2] Condensed Consolidated Statements of Income and Condensed Consolidated Statements of Comprehensive Income

Condensed Consolidated Statements of Income

For the three months ended June 30, 2018 and 2019

	Yen (millions)
	Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019
Sales revenue	4,024,133	3,996,253
Operating costs and expenses:
Cost of sales	(3,162,696)	(3,166,483)
Selling, general and administrative	(371,656)	(407,449)
Research and development	(190,398)	(169,852)

Total operating costs and expenses	(3,724,750)	(3,743,784)

Operating profit	299,383	252,469

Share of profit of investments accounted for using the equity method	54,302	44,230
Finance income and finance costs:
Interest income	11,913	14,195
Interest expense	(2,963)	(3,595)
Other, net	(4,353)	(17,488)

Total finance income and finance costs	4,597	(6,888)

Profit before income taxes	358,282	289,811
Income tax expense	(91,560)	(100,219)

Profit for the period	266,722	189,592

Profit for the period attributable to:
Owners of the parent	244,330	172,302
Non-controlling interests	22,392	17,290

	Yen
Earnings per share attributable to owners of the parent
Basic and diluted	137.75	97.92

Condensed Consolidated Statements of Comprehensive Income

For the three months ended June 30, 2018 and 2019

	Yen (millions)
	Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019
Profit for the period	266,722	189,592
Other comprehensive income, net of tax:
Items that will not be reclassified to profit or loss
Remeasurements of defined benefit plans	—	—
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	124	(6,348)
Share of other comprehensive income of investments accounted for using the equity method	(1,284)	(825)
Items that may be reclassified subsequently to profit or loss
Net changes in revaluation of financial assets measured at fair value through other comprehensive income	(1)	110
Exchange differences on translating foreign operations	71,534	(129,218)
Share of other comprehensive income of investments accounted for using the equity method	(13,841)	(14,259)

Total other comprehensive income, net of tax	56,532	(150,540)

Comprehensive income for the period	323,254	39,052

Comprehensive income for the period attributable to:
Owners of the parent	302,588	28,277
Non-controlling interests	20,666	10,775

[3] Condensed Consolidated Statements of Changes in Equity

As of and for the three months ended June 30, 2018

	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2018	86,067	171,118	(113,271)	7,611,332	178,292	7,933,538	300,557	8,234,095
Effect of changes in accounting policy				(46,833)	(208)	(47,041)	6	(47,035)

Adjusted balance as of April 1, 2018	86,067	171,118	(113,271)	7,564,499	178,084	7,886,497	300,563	8,187,060

Comprehensive income for the period
Profit for the period				244,330		244,330	22,392	266,722
Other comprehensive income, net of tax					58,258	58,258	(1,726)	56,532

Total comprehensive income for the period				244,330	58,258	302,588	20,666	323,254
Reclassification to retained earnings				80	(80)	—		—
Transactions with owners and other
Dividends paid				(48,013)		(48,013)	(51,861)	(99,874)
Purchases of treasury stock			(43,441)			(43,441)		(43,441)

Total transactions with owners and other			(43,441)	(48,013)		(91,454)	(51,861)	(143,315)

Balance as of June 30, 2018	86,067	171,118	(156,712)	7,760,896	236,262	8,097,631	269,368	8,366,999

As of and for the three months ended June 30, 2019
	Yen (millions)
	Equity attributable to owners of the parent						Non-controlling interests	Total equity
	Common stock	Capital surplus	Treasury stock	Retained earnings	Other components of equity	Total
Balance as of April 1, 2019	86,067	171,460	(177,827)	7,973,637	214,383	8,267,720	298,070	8,565,790

Comprehensive income for the period
Profit for the period				172,302		172,302	17,290	189,592
Other comprehensive income, net of tax					(144,025)	(144,025)	(6,515)	(150,540)

Total comprehensive income for the period				172,302	(144,025)	28,277	10,775	39,052
Reclassification to retained earnings				(2)	2	—		—
Transactions with owners and other
Dividends paid				(49,287)		(49,287)	(44,226)	(93,513)
Purchases of treasury stock			(3)			(3)		(3)
Disposal of treasury stock			79			79		79
Share-based payment transactions		78				78		78

Total transactions with owners and other		78	76	(49,287)		(49,133)	(44,226)	(93,359)

Other changes				176		176		176

Balance as of June 30, 2019	86,067	171,538	(177,751)	8,096,826	70,360	8,247,040	264,619	8,511,659

[4] Consolidated Statements of Cash Flows

	Yen (millions)
	Three months ended Jun. 30, 2018	Three months ended Jun. 30, 2019
Cash flows from operating activities:
Profit before income taxes	358,282	289,811
Depreciation, amortization and impairment losses excluding equipment on operating leases	186,819	170,016
Share of profit of investments accounted for using the equity method	(54,302)	(44,230)
Finance income and finance costs, net	(39,201)	(9,127)
Interest income and interest costs from financial services, net	(29,870)	(32,344)
Changes in assets and liabilities
Trade receivables	25,256	9,919
Inventories	12,510	(12,930)
Trade payables	(55,189)	(53,045)
Accrued expenses	(42,209)	(34,712)
Provisions and retirement benefit liabilities	(26,241)	10,907
Receivables from financial services	(48,179)	6,582
Equipment on operating leases	(48,399)	(53,086)
Other assets and liabilities	(21,513)	(83,469)
Other, net	158	1,866
Dividends received	23,344	26,632
Interest received	65,751	73,532
Interest paid	(25,757)	(32,873)
Income taxes paid, net of refunds	(66,818)	(37,861)

Net cash provided by operating activities	214,442	195,588
Cash flows from investing activities:
Payments for additions to property, plant and equipment	(144,899)	(97,415)
Payments for additions to and internally developed intangible assets	(37,608)	(58,172)
Proceeds from sales of property, plant and equipment and intangible assets	7,022	7,885
Payments for acquisitions of investments accounted for using the equity method	(2,401)	(2,401)
Payments for acquisitions of other financial assets	(150,294)	(60,055)
Proceeds from sales and redemptions of other financial assets	84,214	42,018

Net cash used in investing activities	(243,966)	(168,140)
Cash flows from financing activities:
Proceeds from short-term financing liabilities	1,882,899	2,049,304
Repayments of short-term financing liabilities	(1,824,528)	(2,318,708)
Proceeds from long-term financing liabilities	267,458	494,872
Repayments of long-term financing liabilities	(253,164)	(219,727)
Dividends paid to owners of the parent	(48,013)	(49,287)
Dividends paid to non-controlling interests	(29,227)	(22,967)
Purchases and sales of treasury stock, net	(43,441)	76
Repayments of lease liabilities	(12,340)	(17,400)
Other, net	—	2

Net cash provided by (used in) financing activities	(60,356)	(83,835)
Effect of exchange rate changes on cash and cash equivalents	497	(46,546)

Net change in cash and cash equivalents	(89,383)	(102,933)
Cash and cash equivalents at beginning of year	2,256,488	2,494,121

Cash and cash equivalents at end of period	2,167,105	2,391,188

[5] Assumptions for Going Concern

None

[6] Notes to Consolidated Financial Statements

[A] Changes in accounting policies

IFRS 16 “Leases”

Honda has adopted IFRS 16 “Leases” with a date of initial application of April 1, 2019. Honda used the modified retrospective approach, under which the cumulative effect of initial application was recognized as an adjustment to the opening balance of equity at the date of initial application. Therefore, the comparative information has not been restated and continues to be reported under the previous accounting policy.

Previously, Honda determined at contract inception whether an arrangement was or contained a lease under IAS 17 “Leases” and IFRIC 4 “Determining whether an Arrangement contains a Lease”. Honda assesses whether a contract is or contains a lease under IFRS 16 on or after April 1, 2019. Honda applied the practical expedient to grandfather the assessment of which a contract was or contained a lease when applying IFRS 16. Therefore, Honda applied IFRS 16 to all contracts entered into prior to April 1, 2019 and identified as leases under IAS 17 and IFRIC 4.

IFRS 16 introduced a single on-balance lease accounting model for lessees. A lessee recognizes a right-of-use asset representing its right to use the underlying asset and a lease liability representing its obligation to make lease payments. In addition, expenses related to leases change from straight-line operating lease expenses to depreciation charge for right-of-use assets and interest expense on lease liabilities. At transition, Honda recognized the lease liabilities for leases previously classified as an operating lease under IAS 17, and measured these liabilities at the present value of the remaining lease payments, discounted using Honda’s incremental borrowing rate as of April 1, 2019. The weighted average rate applied was 1.19%. The right-of-use assets were measured at the amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognized in the statement of financial position immediately before the date of initial application. In addition, Honda applied the following practical expedients when applying IFRS 16.

•	Applied a single discount rate to a portfolio of leases with reasonably similar characteristics.

•

Adjusted the right-of-use assets by the amount of any provision for onerous leases under IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” recognized immediately before the date of initial application as an alternative to performing an impairment review.

•	Excluded initial direct costs from the measurement of the right-of-use assets at the date of initial application.

In the condensed consolidated statements of financial position, lease liabilities are included in other financial liabilities and right-of-use assets are included in property, plant and equipment.

Honda recognized additional lease liabilities of JPY 272,232 million and total assets, mainly right-of-use assets were recognized approximately in the same amounts in the condensed consolidated statements of financial position as of April 1, 2019.

The difference between the future minimum lease payments under non-cancelable operating leases as of March 31, 2019 disclosed in the consolidated financial statements immediately before the date of initial application, and the lease liabilities recognized as of April 1, 2019, is as follows:

Yen (millions)
Future minimum lease payments under non-cancelable operating leases as of March 31, 2019	115,634
Discounted using the incremental borrowing rate as of April 1, 2019	108,147

Add: Finance lease obligations	62,308
Add: Cancelable operating leases	11,612
Add: Extension options reasonably certain to be exercised	152,473

Lease liabilities recognized as of April 1, 2019	334,540

[B] Segment Information

Honda has four reportable segments: Motorcycle business, Automobile business, Financial services business and Life creation and other businesses, which are based on Honda’s organizational structure and characteristics of products and services. Operating segments are defined as the components of Honda for which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The accounting policies used for these reportable segments are consistent with the accounting policies used in the Company’s condensed consolidated financial statements.

Principal products and services, and functions of each segment are as follows:

Segment	Principal products and services	Functions
Motorcycle Business	Motorcycles, all-terrain vehicles (ATVs), side-by-sides (S×S) and relevant parts	Research and development Manufacturing Sales and related services

Automobile Business	Automobiles and relevant parts	Research and development Manufacturing Sales and related services

Financial Services Business	Financial services	Retail loan and lease related to Honda products Others

Life Creation and Other Businesses	Power products and relevant parts, and others	Research and development Manufacturing Sales and related services Others

* Power product business has been renamed Life creation business from April 1, 2019.

Honda expands the concept of our Power product business and continue pursuing it under a new concept of “Life Creation Business”. This renaming of the business represents our intention to evolve our business as a function to create new value for “mobility” and “daily lives”, which includes our existing Power product business as well as new businesses for the future, including energy business.

1. Segment information based on products and services

As of and for the three months ended June 30, 2018

	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	554,907	2,797,336	589,895	81,995	4,024,133	—	4,024,133
Intersegment	—	47,855	3,290	5,847	56,992	(56,992)	—

Total	554,907	2,845,191	593,185	87,842	4,081,125	(56,992)	4,024,133

Segment profit (loss)	92,130	151,681	57,179	(1,607)	299,383	—	299,383

Segment assets	1,501,577	7,930,533	9,783,246	306,719	19,522,075	129,729	19,651,804
Depreciation and amortization	17,703	164,631	190,329	3,410	376,073	—	376,073
Capital expenditures	9,750	122,615	504,192	2,442	638,999	—	638,999
As of and for the three months ended June 30, 2019
	Yen (millions)
	Motorcycle Business	Automobile Business	Financial Services Business	Life Creation and Other Businesses	Segment Total	Reconciling Items	Consolidated
Sales revenue:
External customers	533,018	2,694,478	688,401	80,356	3,996,253	—	3,996,253
Intersegment	—	55,662	3,624	4,888	64,174	(64,174)	—

Total	533,018	2,750,140	692,025	85,244	4,060,427	(64,174)	3,996,253

Segment profit (loss)	69,873	120,375	65,782	(3,561)	252,469	—	252,469

Segment assets	1,500,514	8,104,744	10,076,682	338,134	20,020,074	286,628	20,306,702
Depreciation and amortization	17,072	146,891	206,866	3,579	374,408	—	374,408
Capital expenditures	13,552	101,076	576,451	3,058	694,137	—	694,137

Explanatory notes:

1.	Intersegment sales revenues are generally made at values that approximate arm’s-length prices.

2.

Unallocated corporate assets, included in reconciling items, amounted to JPY 417,739 million as of June 30, 2018 and JPY 551,689 million as of June 30, 2019 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

In addition to the disclosure required by IFRS, Honda provides the following supplemental information for the financial statements users:

2. Supplemental geographical information based on the location of the Company and its subsidiaries

As of and for the three months ended June 30, 2018

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	554,143	2,177,299	172,979	918,723	200,989	4,024,133	—	4,024,133
Inter-geographic areas	586,072	136,051	64,262	176,989	2,346	965,720	(965,720)	—

Total	1,140,215	2,313,350	237,241	1,095,712	203,335	4,989,853	(965,720)	4,024,133

Operating profit (loss)	14,712	110,360	7,035	122,514	22,635	277,256	22,127	299,383

Assets	4,373,497	11,140,457	666,118	2,981,065	610,157	19,771,294	(119,490)	19,651,804
Non-current assets other than financial instruments and deferred tax assets	2,581,488	4,707,715	97,930	666,829	144,446	8,198,408	—	8,198,408

As of and for the three months ended June 30, 2019

	Yen (millions)
	Japan	North America	Europe	Asia	Other Regions	Total	Reconciling Items	Consolidated
Sales revenue:
External customers	594,300	2,213,126	155,392	844,102	189,333	3,996,253	—	3,996,253
Inter-geographic areas	556,455	102,919	50,838	175,163	1,943	887,318	(887,318)	—

Total	1,150,755	2,316,045	206,230	1,019,265	191,276	4,883,571	(887,318)	3,996,253

Operating profit (loss)	36,672	102,701	2,600	97,961	8,479	248,413	4,056	252,469

Assets	4,766,236	11,200,662	639,831	3,043,833	619,899	20,270,461	36,241	20,306,702
Non-current assets other than financial instruments and deferred tax assets	2,922,170	4,653,618	94,351	673,137	142,292	8,485,568	—	8,485,568

Explanatory notes:

1.	Major countries or regions in each geographic area:

North America	United States, Canada, Mexico
Europe	United Kingdom, Germany, Belgium, Italy, France
Asia	Thailand, Indonesia, China, India, Vietnam
Other Regions	Brazil, Australia

2.	Sales revenues between geographic areas are generally made at values that approximate arm’s-length prices.

3.

Unallocated corporate assets, included in reconciling items, amounted to JPY 417,739 million as of June 30, 2018 and JPY 551,689 million as of June 30, 2019 respectively, which consist primarily of the Company’s cash and cash equivalents and financial assets measured at fair value through other comprehensive income.

[C] Other

Loss related to airbag inflators

Honda has been conducting market-based measures in relation to airbag inflators. Honda recognizes a provision for specific warranty costs when it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation. There is a possibility that Honda will need to recognize additional provisions when new evidence related to the product recalls arise, however, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report.

For the related civil lawsuits mainly in the Unites States, Honda did not recognize a provision for loss contingencies because the conditions for a provision have not been met as of the date of this report. Therefore, it is not possible for Honda to reasonably estimate the amount and timing of potential future losses as of the date of this report because there are some uncertainties, such as the period when these lawsuits will be concluded.